MovementX, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Unaudited

Balance Sheet

MovementX, Inc.

As of December 31, 2025

Account	Total
∨ **Assets**	
> Current Assets	$777,530.23
> Fixed Assets	$159,386.54
Total for Assets	✧ $936,916.77
∨ **Liabilities and Equity**	
∨ Liabilities	
> Current Liabilities	$185,116.08
> Long-term Liabilities	$799,700.00
Total for Liabilities	✧ $984,816.08
> Equity	-$47,899.31
Total for Liabilities and Equity	$936,916.77

Balance Sheet

MovementX, Inc.

As of December 31, 2024

Account	Total
∨ **Assets**	
> Current Assets	$1,057,988.29
> Fixed Assets	$257,122.36
Total for Assets	$1,315,110.65
∨ **Liabilities and Equity**	
∨ Liabilities	
> Current Liabilities	$333,567.16
> Long-term Liabilities	$799,700.00
Total for Liabilities	$1,133,267.16
> Equity	$181,843.49
Total for Liabilities and Equity	$1,315,110.65

Profit and Loss

MovementX, Inc.

January-December, 2025

Account	Total
∨ Income	
› Sales	$6,065,436.04
› Sales of Product Income	$158.20
Total for Income	$6,065,594.24
› Cost of Goods Sold	$4,573,141.24
Gross Profit	$1,492,453.00
∨ Expenses	
› ADVERTISING, MARKETING & BRAND	$449,969.35
› FACILITIES / RENT	$107,888.28
› OTHER / SG&A	$460,838.12
› SALARIES, WAGES & BENEFITS	$737,219.64
Total for Expenses	$1,755,915.39
Net Operating Income	-$263,462.39
∨ Other Income	
› Other Income	$24,733.51
Total for Other Income	$24,733.51
› Other Expenses	$83,934.55
Net Other Income	-$59,201.04
Net Income	-$322,663.43

Account	Total
∨ Income	
> Sales	$4,585,899.72
> Sales of Product Income	$820.40
Total for Income	$4,586,720.12
> Cost of Goods Sold	$3,493,481.48
Gross Profit	$1,093,238.64
∨ Expenses	
> ADVERTISING, MARKETING & BRAND	$327,666.85
> FACILITIES / RENT	$74,534.78
> OTHER / SG&A	$449,186.11
> SALARIES, WAGES & BENEFITS	$438,184.25
Total for Expenses	$1,289,571.99
Net Operating Income	-$196,333.35
> Other Income	$35,088.52
> Other Expenses	$70,846.92
Net Other Income	-$35,758.40
Net Income	-$232,091.75

Statement of Cash Flows

MovementX, Inc.

January-December, 2025

Full name	Total
∨ OPERATING ACTIVITIES	
Net Income	-322,663.43
> Adjustments to reconcile Net Income to Net Cash provided …	-$223,728.18
Net cash provided by operating activities	-$546,391.61
INVESTING ACTIVITIES	—
> FINANCING ACTIVITIES	$92,920.63
NET CASH INCREASE FOR PERIOD	-$453,470.98
Cash at beginning of period	$983,867.20
CASH AT END OF PERIOD	$530,396.22

Statement of Cash Flows

MovementX, Inc.

January-December, 2024

Full name	Total
∨ OPERATING ACTIVITIES	
Net Income	-232,091.75
> Adjustments to reconcile Net Income to Net Cash provided …	$143,129.02
Net cash provided by operating activities	-$88,962.73
> INVESTING ACTIVITIES	-$205,758.48
> FINANCING ACTIVITIES	$940,193.70
NET CASH INCREASE FOR PERIOD	$645,472.49
Cash at beginning of period	$338,394.71
CASH AT END OF PERIOD	$983,867.20

MovementX, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2025	Year Ended Dec, 2024
Opening Balance	$181,843.49	-$536,258.46
Net profit/loss	-$322,663.43	-$232,091.75
Stock Issued		$0
Preferred Stock Issued		$0
Additional Paid in Capital		$950,193.70
Contributions *(Profit from Subsidiary)*	92,920.63	
Ending Balance	-$47,899.31	$181,843.49

MovementX, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

MovementX, Inc. (the "Company") is a corporation organized in September 1, 2016 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company, equity financing and other legal counsel as needed.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.